Mail Stop 3561

March 21, 2008

James W. Wiltz
President and Chief Executive Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

> **Re:** **Patterson Companies, Inc.**
> **Form 10-K for Fiscal Year Ended April 28, 2007**
> **Filed June 27, 2007**
> **Proxy Statement on Schedule 14A**
> **Filed August 3, 2007**
> **File No. 000-20572**

Dear Mr. Wiltz:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 16

Compensation Discussion and Analysis

1.   We note your response to comment one of our letter dated December 5, 2007, and we reissue the comment. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives and long-term equity incentive awards. In future filings please disclose the specific performance targets used to determine incentive amounts, or as soon as possible after your receipt of this letter, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, please tell us whether the company's targets for the fiscal year ended April 26, 2008 are expected to be materially different from those of April 28, 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure you will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services